Contact Information Stephen Green Senior Vice President, General Counsel and Secretary IHS Inc. 15 Inverness Way East Englewood, CO 80112 212-850-8543 (direct dial) 212-850-8540 (facsimile)

April 7, 2011
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2010
Filed January 18, 2011
File No. 001-32511

Dear Mr. Gilmore:
This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated March 25, 2011, regarding the filing referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended November 30, 2010

Item 1. Business, page 13

1. Your risk factor disclosure indicates that you may be dependent on one or more contracts with an independent contractor and/or third parties. With a view toward disclosure in the business section, please advise regarding your dependence on independent contractors and third parties and the role these parties play in your business.

The reference in our risk factors to Standards Development Organizations (defined in the business section as “SDOs”) is designed to help the reader understand the material risks associated with the products based on data licensed from the SDOs. We believe that the combination of the description of those SDO-based products in the business section combined with the risk factor is adequate disclosure.

Securities and Exchange Commission
April 8, 2011

The references in our risk factors to other independent contractors and third parties relate to relationships that, while not material to our business, could produce unintended consequences from their unauthorized actions that could have a material adverse impact on us. For instance, we use independent contractors around the world to obtain open source information for certain of our international energy and defense products.  We generally have no more than one or two contractors collecting data for any individual country and no single contractor is responsible for a material amount of the information in any offering. We also rely on approximately seventy independent dealers to sell our products in various countries, but in the aggregate those dealers contribute an immaterial amount of revenue (approximately 3% of total revenue in fiscal 2010). As we drafted our business section, we did not believe that additional mention of those types of independent contractors or third parties would be helpful to the reader, nor would the additional references be required by Rule 101 of Regulation S-K.
Government Contracts, page 13

2. You state that “no individual contract” with a government agency is significant to your business and that no renegotiation or termination of “any given contract or subcontract” at the election of the government would have a material adverse effect on your financial results. Please tell us in the aggregate what portion of your business is subject to renegotiation or termination of contracts or subcontracts at the election of the government. To the extent the aggregate amount is material to your business, disclosure under Item 101(c)(1)(ix) of Regulation S-K appears to be warranted.

Aggregate revenue from agencies of the U.S. government was less than 5% of our total revenue in fiscal 2010. That revenue is based on individually-negotiated agreements with approximately 250 distinct groups or entities affiliated with various branches and agencies of the U.S. government. Even when considered in the aggregate, we believe that amount is not material to our business.

Our customers also include nearly 1,000 entities affiliated with different state, local, and non-U.S. governments. Revenue from those customers represented just over 3% of total revenue for fiscal 2010. Many of those agreements do not include the renegotiation or termination for convenience clauses typical of U.S. government contracts.
Financial Information about Segments, page 13

3. We note that you have included a cross-reference to Note 19 to the financial statements as permitted by Item 101(d) of Regulation S-K. However, it does not appear that the information cross-referenced is responsive to Item 101(d)(1)(i)(A) or 101(d)(1)(ii). In addition, although you state that 47% of your sales are generated outside of the United States, it is unclear whether you generate a material amount of revenues attributable to any individual foreign country. Please refer to Item 101(d)(1)(i)(C) and advise.

Our current segment disclosure is based on our three geographies - Americas, EMEA, and APAC. Combined with our MD&A disclosure about the percentage of revenues generated outside the U.S. and the primary currency exposures and their impacts on revenue and operating income, we believe that our current disclosures provide similar relevant information to that required by Item 101(d) of Regulation S-K. In future filings, we will further supplement our disclosure by including a table and description similar to that shown below in the notes to the financial statements.

Securities and Exchange Commission
April 8, 2011

	2010		2009		2008
	Revenue	Long-lived assets	Revenue	Long-lived assets	Revenue	Long-lived assets

United States	$567,946	$959,080	$509,367	$677,422	$413,843	$614,323
United Kingdom	244,083	378,850	222,701	386,213	173,780	260,266
Canada	81,401	161,503	74,513	95,361	83,134	74,881
Rest of world	182,030	99,158	160,719	101,339	173,273	101,087
Total	$1,075,460	$1,598,591	$967,300	$1,260,335	$844,030	$1,050,557

The table above provides information about revenue and long-lived assets for the U.S. and individual material foreign countries for 2010, 2009, and 2008. Revenue by geographic area is generally based on the "ship to" location. Long-lived assets include net property and equipment; net intangible assets; and net goodwill.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 26

4. We note your disclosure here and on page 39 and 40 of “adjusted EBITDA” and note that your disclosures indicate that the measure is an “indicator of ongoing operating performance and [y]our ability to generate cash flow from operations.” Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K. In this regard, we note that your measure appears to exclude items that require cash settlement.

Our primary purpose in disclosing "adjusted EBITDA" is to help investors understand how we view our operating performance, and is a center of focus in earnings releases and other public forums. In the referenced sentence on page 26, the "ongoing operating performance" portion of the phrase was made with respect to the adjusted EBITDA measure, and the "ability to generate cash flow from operations" portion of the phrase was made with respect to the free cash flow measure. In future filings, we will make this distinction clearer.

Consistent with our view that adjusted EBITDA is an operating performance metric, we have included the definition, reconciliation, and discussion of adjusted EBITDA as part of our "Results of Operations" section of MD&A. In that section, for adjustments other than non-cash items, we said that we believe that investors can better assess operating performance if adjusted EBITDA is presented without these items because their financial impact does not reflect ongoing operating performance.

We also note that our computation of adjusted EBITDA is consistent with the definition of Consolidated EBITDA utilized for debt covenant purposes under our bank credit facility. Consequently, we believe our presentation is consistent with the guidance contained in Question 102.09 of the SEC Staff Compliance and Disclosure Interpretations.

Our primary non-GAAP liquidity measure is free cash flow. To reflect this view, we included our reconciliation and discussion of free cash flow in the "Liquidity and Capital Resources" section of MD&A. Given our definition of free cash flow (as described on page 27 of our Form 10-K), we note that none of the potential cash-settled items excluded from the adjusted EBITDA metric are excluded from free cash flow.

Securities and Exchange Commission
April 8, 2011

Results of Operations

Revenue by Transaction Type, page 35

5. We note that non-subscription revenue, which accounted for 22% of total revenue in 2010, consists of consulting revenue, transaction revenue and other revenue. Please provide additional, detailed disclosure explaining the main component(s) of each of these three categories of revenue.

In future filings, we will provide the following additional disclosures:

Consulting revenue represents customer relationships where we are engaged to perform various professional services such as research and analysis, modeling and forecasting, and other similar work. Our consulting offerings are primarily focused on Manufacturing/Services, Energy/Resources, and the Public Sector.

Transaction revenue represents single-document product sales, which are typically sold through ecommerce and telesales channels. We usually deliver these products to our customers as part of a one-time, unique sale.

Other revenue consists of a variety of revenue streams, including conferences and events, advertising, data storage services, parts optimization software and services, and Environmental, Health, and Safety (EHS) & Sustainability enterprise software sales and services.

Liquidity and Capital Resources, page 40

6. We note from your disclosures on page 67 that the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently invest and upon which no U.S. income taxes have been provided is $190 million. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings and disclosing the amount of cash that is currently held by your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

As we considered our liquidity disclosures, we chose not to discuss the potential tax impact associated with the repatriation of undistributed earnings because we don't expect to repatriate those earnings, but rather intend to utilize those earnings and the associated foreign cash balances to continue to fund our non-U.S. operations and acquisitions. We have generated strong cash flows from operations both domestically and internationally over the past few years, and combined with the bank credit facility that we recently completed, do not believe that we will need to consider the repatriation of those funds at any point in the near term.

With a view towards enhanced disclosure in future filings, we will disclose the foreign component of our consolidated cash and cash equivalents balance.

Securities and Exchange Commission
April 8, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16. Common Stock and Earnings per Share, page 79

7. Clarify whether the holders of deferred stock units and nonvested restricted common stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Nearly all of our stock-based awards are in the form of restricted common stock units (RSUs). Holders of nonvested RSUs do not have nonforfeitable rights to dividends or dividend equivalents, and therefore, nonvested RSUs are not participating securities.

Deferred stock units (DSUs) are only granted to members of our Board of Directors, and therefore represent only a small portion of our stock-based awards. DSU holders have nonforfeitable rights to dividends or dividend equivalents, but are not participating securities because they are vested awards that haven't been issued yet.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 84

8. We note that you provided us with a representation in your response letter dated March 11, 2010 in connection with our review of your Form 10-K for the fiscal year ended November 30, 2009 that you would include disclosure in your future filings as to “whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or would be reasonably likely to materially affect, internal control over financial reporting.” However, your disclosure in the Form 10-K for the fiscal year ended November 30, 2010 does not include the revised language. Please advise.

We confirm that there were no changes to internal controls over financial reporting during the fourth fiscal quarter of fiscal 2010 that materially affected, or would have been reasonably likely to materially affect, our internal control over financial reporting. Unfortunately, we inadvertently omitted this disclosure in our 2010 Form 10-K. We affirm our commitment to not repeat this omission in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 86

9. We note that you filed the IHS Inc. 2004 Long-Term Incentive Plan as an exhibit to the Form 8-K, filed on December 10, 2010. It appears that pursuant to Item 601(a)(2) and 601(b)(10)(iii)(A) of Regulation S-K, the 2004 Plan must be filed, or incorporated by reference, as an exhibit to the Form 10-K. Refer to Question 146.02 of the Division of Corporation Finance Regulation S-K Compliance & Disclosure Interpretations, available on our website and advise.

We agree that the 2004 Plan should have been incorporated by reference as an exhibit to the Form 10-K. As we were compiling the various exhibits for incorporation by reference into the exhibit listing and index, we overlooked the inclusion of this exhibit. We will incorporate this exhibit by reference in future Form 10-K filings.

Securities and Exchange Commission
April 8, 2011

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 212-850-8543.

Sincerely,

/s/ Stephen Green
Stephen Green
General Counsel and Secretary